FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 11th, 2002

Super-Sol Ltd.
(Translation of Registrant's Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____	Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________	No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference are the following documents:

Registrant's Immediate Report, concerning a distribution of dividend for the year 2002, dated December 11th, 2002, as filed with the Israeli Securities Authority, Israeli Companies Registrar and Tel-Aviv Stock Exchange on December 11th, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant) By _______________ Amit Leibovich, Adv.

Dated: December 11th, 2002

Date: 11.12.02

To The Securities Authority 22 Kanfei Nesharim St. Fax: 02-6513940 Jerusalem	To The Tel Aviv Stock Exchange Ltd 54 Ahad Haam St. Fax: 03-5105379 Tel Aviv	To The Registrar of Companies POB 767 Jerusalem

Dear Sirs,

Re:	Immediate Report Pursuant to the Securities Regulations (Immediate and Periodic Reports), 5730-1970.

We hereby notify you that at the meeting held on December 10, 2002, the Board of Directors of Super-Sol Ltd. (hereinafter referred to as "the Company") resolved to distribute a dividend in cash to the shareholders registered in the Company's shareholders registry on the Record Date, as defined below, for the year 2002.

The dividend sum is NIS 75 million (around NIS 0.3538 per share).

The Record Date shall be	- January 16th, 2003
The "X" Date shall be	- January 19th, 2003
The Dividend Payment day shall be	- February 3rd, 2003

Tax withholding shall be performed according to law.

Yours faithfully,

Linda Shafir, Adv.
General Counsel and Company Secretary
Super-Sol Ltd